23 May 2022

ISSUED ON BEHALF OF RELX PLC

2021 Final Dividend Euro Equivalent

RELX PLC today announces the Euro equivalent in respect of the final dividend of 35.5 pence per share for the year ended 31 December 2021 which was announced on 10 February 2022 and approved by shareholders at the Annual General Meeting held on 21 April 2022.

Shareholders who hold their shares through Euroclear Nederland will receive a dividend in Euro of €0.419 per share, unless they have elected to receive their dividend in Pounds Sterling.  Shareholders who validly submitted a dividend currency election by 17 May 2022 to receive their dividend in Pounds Sterling will receive a dividend of 35.5 pence per share.

Shareholders who appear on the Register of Members or hold their shares through CREST will receive a dividend in Pounds Sterling of 35.5 pence per share, unless they have elected to receive their dividend in Euro. Shareholders who validly submitted a dividend currency election by 17 May 2022 to receive their dividend in Euro will receive a dividend of €0.419 per share.

The dividend is payable on 7 June 2022.